UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 333-258788

BITFARMS LTD.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ¨            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

The exhibits attached to this Form 6-K shall be deemed to be incorporated by reference as exhibits to the Registration Statement of Bitfarms Ltd. on Form F-10 (File No. 333-258788) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description

99.1	Sales Contract by and between SuperAcme Technology (Hong Kong) Limited and Bitfarms, dated July 3, 2021
99.2	Sales Contract by and between Shenzhen DJ Technology Co, Ltd. and Bitfarms, dated July 3, 2021
99.3	Sales Contract by and between Inchigle Technology Hong Kong Limited and Bitfarms, dated July 3, 2021
99.4	Revolving Credit Agreement dated December 30, 2021 by and between Backbone Hosting Solutions Inc. and Galaxy Digital LLC, dated December 30, 2021
99.5	Custodial Services Agreement by and between Backbone Hosting Solutions Inc. and Coinbase Custody Trust Company, LLC, dated April 21, 2021
99.6	Power Supply Offer from GMSA to Backbone Hosting Solutions Inc., dated February 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ L. Geoffrey Morphy
	Name:	L. Geoffrey Morphy
	Title:	President

Date: May 20, 2022

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